650 Town Center Drive, 20th Floor Costa Mesa, California 92626-1925 Tel: (714) 540-1235 Fax: (714) 755-8290 www.lw.com

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January 20, 2005

Via EDGAR and Federal Express

Mr. Owen Pinkerton

Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549-0306

Re:	ECC Capital Corporation
Registration Statement on Form S-11 filed on August 13, 2004, as amended by
Amendment No. 1 to Form S-11 filed on October 29, 2004 and Amendment No. 2 to Form S-11 (File No. 333-118253) filed on December 17, 2004.

Dear Mr. Pinkerton:

We hereby respond on behalf of ECC Capital Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comment dated January 5, 2005 (the “Comment Letter”), to the above referenced Amended Registration Statement (“Amendment No. 2”). The Company has filed, via EDGAR, this letter (tagged correspondence) and Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

For your convenience, we are sending a copy of this letter, Amendment No. 3 and supplemental materials in the traditional, non-EDGAR format, including a version of Amendment No. 3 that is marked to show changes from Amendment No. 2.

The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, each response corresponds to the comment that immediately precedes it, each of which has been reproduced from the Comment Letter in the order presented. In addition, please note that the page references in our responses correspond to the pagination of Amendment No. 3, as marked to show changes from Amendment No. 2, which pagination differs from that in Amendment No. 2 in some respects.

Securities and Exchange Commission

January 20, 2005

General

1.	We note your response to our prior comment number 2. We do not agree with your assertion that the company has allocated the net proceeds to be received in this offering to specific uses. Therefore, we continue to believe that the offering is a “blind pool” offering. Please revise the cover page, summary and risk factors section to state that the offering is a blind pool offering and that investors will not have specific information regarding the specific assets you will acquire with proceeds from the offering.

RESPONSE:

As discussed with the Staff on January 6, 2005, the Company has revised the disclosure to include information addressing the Staff’s concern. See the cover page and pages 4 and 15.

Directed Share Program Materials

2.	We note that in your initial response to our comment regarding your directed share program you described the directed share program materials as including an introductory letter from FBR, a letter from ECC, an IOI form, a booklet entitled “How to Respond to the Reserved Share Program” and a NASD questionnaire. It appears that we have only received the letter from ECC and IOI form. Please confirm that you do not intend to send the other materials described in your earlier letter, or provide copies for our review and comment prior to mailing them to prospective purchasers.

RESPONSE:

FBR’s directed share program materials consist of an introductory letter from FBR, an Indication of Interest form, a W-9 form and a copy of FBR’s privacy policy. The Company has previously provided the introductory letter and the Indication of Interest form. The Company has supplementally provided FBR’s privacy policy with this letter.

3.	Please revise your directed share program cover letter to make clear, after the first sentence of the fourth paragraph, that a potential purchaser may decline to accept any shares when they are contacted by FBR after the registration statement has become effective.

RESPONSE:

The second sentence of the directed share program cover letter currently states that a potential purchaser is not obligated to purchase any shares when he or she is contacted by FBR, and that the letter is not intended to encourage or discourage its recipients from purchasing any shares. Accordingly, the Company believes the requested disclosure clearly appears in the cover letter.

Securities and Exchange Commission

January 20, 2005

4.	It appears from your proposed Draft Invitation E-Mail that FBRdirect intends to make a version of the preliminary prospectus available to potential investors electronically. Please confirm that FBRdirect will also supply each recipient of the proposed email and each visitor to the URL where the electronic version of the prospectus will be made available with a free version of the software necessary to download and open the document, as well as free technical support.

RESPONSE:

The Company has confirmed that FBRdirect will also supply each recipient of the proposed email and each visitor to the URL, where the electronic version of the prospectus will be made available, with a free version of the software necessary to download and open the document, as well as free technical support.

Summary, pages 1 – 13

5.	We note your response to our prior comment number 8; however, we are unable to determine whether in the short term the proceeds from this offering will be primarily invested in a pool of mortgage-backed securities. If you do still intend to invest a large portion of the proceeds in MBSs, even in the short term, the information requested from our prior comment number 8 should be included in the summary section.

RESPONSE:

The Company has revised the disclosure to include the requested information. See pages 1 and 10.

Risk Factors

Our success will depend on our ability to originate subprime residential mortgage loans for our portfolio, page 14

6.	As part of this risk factor please also discuss the fact that over 90 percent of your loan originations during the nine months ended September 30, 2004 were cash-out refinancings.

RESPONSE:

The Company has revised the disclosure to include the requested information. See page 14.

Securities and Exchange Commission

January 20, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations, pages 54 – 82

Internal Controls, page 55

7.	We have considered your responses to our prior comments 26 and 27. We are still uncertain how the control weaknesses you have identified do not have an impact on periods prior to the second quarter of 2004. It appears that you entered into securitization transactions prior to the second quarter of 2004. Additionally, please confirm to us, if true, that the Company did not have any derivative instruments prior to the second quarter of 2004.

RESPONSE:

*

8.	We have reviewed your response to comment 30. With respect to the gain recognized on your securitization transaction, explain to us the differences in the assumptions used in the two methodologies that resulted in an increase in the gain recognized on the sale.

RESPONSE:

*

Warehouse and Repurchase Facilities, page 71

9.	We note that the Countrywide Warehouse Facility is set to expire in February 2005, shortly after the completion of the proposed offering. Please disclose how you intend to pay the amounts outstanding under this facility and whether you anticipate that proceeds from this offering will be used.

RESPONSE:

The Company has revised the disclosure to include the requested information. See page 74. The Company supplementally advises the Staff that it is currently in negotiations with its warehouse lenders regarding, among other things, the renewal and extension of its warehouse and repurchase facilities and will update the disclosure accordingly when appropriate.

* Confidential treatment requested by ECC Capital Corporation

Securities and Exchange Commission

January 20, 2005

Management, pages 108 – 114

10.	We have reviewed your response to our prior comment number 37 and will reserve further comment until you have made the revisions to your disclosure. Supplementally, please advise us as to whether you expect the board to make independence determinations and appointments of the directors to the various committees prior to the effectiveness of the registration statement.

RESPONSE:

The Company’s board has made independence determinations and has appointed directors to the various committees. The Company has revised the disclosure to include the requested information. See page 111.

Executive Compensation, page 115

11.	Please update your summary compensation table to include 2004 data.

RESPONSE:

The Company has updated the summary compensation table accordingly. See page 117.

Underwriting, pages 154 – 160

12.	We note your response to our prior comment number 42. Please confirm that the prospectus is not currently available on FBR.com and that it will only be made available once you begin your selling efforts pursuant to a prospectus that meets the requirements of Section 10 of the Securities Act.

RESPONSE:

The Company has confirmed with the underwriters that the prospectus is not currently available on FBR.com and it will only be made available once the Company begins its selling efforts pursuant to a prospectus that meets the requirements of Section 10 of the Securities Act.

Securities and Exchange Commission

January 20, 2005

Financial Statements

Note N – Stock Options, page F-27

13.	We have reviewed your response to our prior comment 49 and the related changes to your disclosures. It appears that the value of your stock has almost doubled from August 2004 to September 2004. In a supplemental response, explain the changes in circumstances that have caused the increase in the value of your stock.

RESPONSE:

*

Legal Opinion

14.	We have reviewed the opinion of Venable LLP you submitted with Amendment No. 2. It does not appear that counsel has revised its opinion in response to either of our prior comments numbered 54 and 55. Accordingly, we reissue our prior comments numbered 54 and 55.

RESPONSE:

The Company is supplementally providing herewith a revised opinion.

Tax Opinion

15.	We re-issue comment 57 that asked that counsel remove the qualification that the opinion is solely for the benefit of the company and may not be relied upon by third persons. We note that counsel has included the clause “except as provided by law;” however, it is unclear what this refers to and puts the onus on investors to independently determine whether they may rely on the opinions made by counsel. Please revise accordingly.

RESPONSE:

Latham & Watkins LLP has revised its opinion accordingly. The Company is supplementally providing herewith a revised opinion.

Supplemental Comments Issued in Letter from Staff dated January 19, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Stock-Based Compensation, page 58

1.	Revise your discussion of significant factors, assumptions and methodologies used in determining the fair value of your stock to include the following:

•	A discussion of the change in valuation methodologies used in the most recent valuation in comparison to prior valuations. Include in your discussion the rationale for the change and the impact of the change on recent valuations.

•	A disclosure that the Company changed the pool of comparable companies used in the valuation in the most recent valuation. Include in your discussion the rationale for the change and the impact of the change on recent valuations.

•	A discussion of the valuation multiples the Company uses in preparing the calculation. Include in your disclosure a discussion of the increase in the earnings multiple used in the most recent valuation in comparison to previous valuations.

* Confidential treatment requested by ECC Capital Corporation

Securities and Exchange Commission

January 20, 2005

•	Expand your discussion of the initial public offering value component used in the most recent valuation. Include a discussion of the resulting changes in your discount for lack of liquidity, your earnings valuation multiples, your choice of comparable companies and the approximate impact on your recent valuations.

RESPONSE:

The Company has revised the disclosure accordingly to include the requested information. See pages 57-61.

2.	Revise your disclosures to indicate that the Company performed retrospective valuations in order to determine a fair value of the stock at each valuation date.

RESPONSE:

The Company has revised the disclosure accordingly to include the requested information. See pages 57-61.

3.	Revise your disclosure to include a detailed discussion of the significant factors contributing to the difference between the fair value of your stock on the date of each grant and the estimated IPO price. Include in your disclosure a discussion of the following:

•	The impact that significant securitization transactions had on stock values.

•	The impact that significant increases in gains on sale had on stock values and the reasons for the increase in gains.

•	A discussion of increased loan production and the impact on stock valuations.

•	A discussion of the IPO process and corresponding change in business model and the impact these changes had on forecasted earnings used in recent stock valuations.

RESPONSE:

The Company has revised the disclosure accordingly to include the requested information. The Company, however, supplementally advises the Staff that the securitization transactions did not have a significant impact on stock values because the securitized loans would otherwise have been sold through whole-loan sales and would not have resulted in significantly different gain on sale income. See pages 57-61.

We acknowledge the provisions of Rules 460 and 461 regarding requesting acceleration of the registration statement and will allow adequate time after the filing of any amendment to the registration statement for further review before submitting a request for acceleration.

Once you have had time to review our responses to the Staff’s comments and the corresponding changes in Amendment No. 3, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please call William J. Cernius at (714) 755-8172 or me at (714) 755-8094.

Securities and Exchange Commission

January 20, 2005

Sincerely,

/s/ JEEVAN B. GORE

Jeevan B. Gore

of LATHAM & WATKINS LLP

Enclosures

cc (via fax):	Steven G. Holder Shabi S. Asghar William J. Cernius Jay L. Bernstein Andrew S. Epstein